

June 15, 2018

Adam Satterfield
Chief Financial Officer
OLD DOMINION FREIGHT LINE, INC.
500 Old Dominion Way
Thomasville, North Carolina 27360

   Re: OLD DOMINION FREIGHT LINE, INC.
    Form 10-K for the Fiscal Year Ended December 31, 2017
    Filed Febraury 27, 2018
    Form 10-Q for the Fiscal Period Ended March 31, 2018
    Filed May 7, 2018
    File Nos. 000-19582

Dear Mr. Satterfield:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 20

1. We note LTL Revenue Per Hundredweight includes revenue for undelivered freight and you disclose this results in a better indicator of changes in this measure by matching total billed revenue with the corresponding weight of those shipments. Because undelivered freight is not reported as revenue and is deferred under U.S. GAAP, it appears this metric is a non-GAAP measure. Please revise your future filings to comply with the disclosure requirements of Item 10(e) of Regulation S-K. If any other key financial and operating metrics or discussion of LTL revenue in your operating results discussion on pages 22 and

23 include revenue for undelivered freight, your disclosure should also be revised similarly. In your response, please provide us your proposed revisions to your current disclosures.

Item 7A - Quantitative and Qualitative Disclosures About Market Risk, page 29

2.   Please revise your future filings to disclose the following for each of your market risks: (i) the quantitative information for the preceding fiscal year with a discussion of the reasons for material quantitative change; and (ii) a description of model, assumptions and parameters used to define potentialgains/(losses). Refer to Item 305(a)(3) and paragraph 3(F) of the Instructions to 305(a)(1)(ii) of Regulation S-K, respectively.

Note 2 - Long-term Debt, page 39

3.   We note that your Credit Agreement contains a provision, which limits your ability to pay dividends. Please tell us your consideration to disclose the amount of retained earnings or net income that is restricted or free of restrictions for the payment of dividends pursuant to Rule 4-08(e)(1) of Regulation S-X.

Form 10-Q for the Fiscal Period Ended March 31, 2018

Note 1 - Significant Accounting Policies
Recent Accounting Pronouncements
ASU 2014-09, "Revenue from Contracts with Customers", page 6

4.   Revise your future filings to disaggregate revenue as required by paragraph ASC 606-10-50-5 or explain to us why you do not need to provide this information. Implementation guidance is provided at ASC 606-10-55-89 through 55-91.

5.   We note from your disclosure on page 11 (Revenue) that fuel surcharges increased to 12.8% of total revenue in the first quarter of 2018, and you regularly monitor the components of your pricing, including fuel surcharges. Please tell us if fuel surcharge revenues represent variable consideration under ASC 606 and, if so, tell us and revise your future filings to disclose how you estimate variable consideration amounts, including how you assess the constraint (if applicable) and how you allocate this variable consideration to the performance obligations. Refer to ASC 606-10-32-2 and ASC 606-10-50-20 for disclosure guidance.

6.   We note from page 2 of your 2017 Form 10-K (Competition) that you provide transportation services to third-party logistics providers that determine both the mode of transportation and the carrier. Please tell us the nature of these arrangements in further detail and explain to us whether you are the principal or agent pursuant to ASC 606-10-55-36 through 55-39. Further, to the extent these arrangements are material, disclose whether you present revenues earned from third-party logistics providers on a gross or net basis pursuant to ASC 606-10-50-12(c).

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Jim Dunn at 202-551-3724 or Melissa Raminpour at 202-551-3379 if you have questions regarding comments on the financial statements and related matters.

        Division of Corporation Finance
        Office of Transportation and Leisure